FILED BY IEG HOLDINGS CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ONEMAIN HOLDINGS, INC.

SEC REGISTRATION STATEMENT FILE NO. 333-215442

IEG Holdings Refutes OneMain Assertions and Urges OneMain to Embrace IEG Holdings’ Visionary Online Strategy

Las Vegas, Nevada – (January 11, 2017) – IEG Holdings Corporation (OTCQB: IEGH) (“IEG Holdings”) once again refutes the assertions made by OneMain Holdings, Inc. (“OneMain”) in its Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2017 (the “Schedule 14D-9”), and cautions against dismissing IEG Holdings’ proposed online strategy. On January 5, 2017, IEG Holdings commenced a tender offer to purchase up to all outstanding shares of OneMain’s common stock; provided, however, that IEG Holdings is willing to accept any number of shares of OneMain common stock, even if such shares, in the aggregate, constitute less than a majority of OneMain’s outstanding common stock. IEG Holdings is offering to exchange for each outstanding share of common stock of OneMain two shares of IEG Holdings’ common stock.

Paul Mathieson, IEG Holdings’ Chairman and Chief Executive Officer, said, “While the IEG Holdings tender offer for OneMain shares may appear like a David and Goliath battle, we maintain that the strategy behind the move is both visionary and compelling. We believe that OneMain’s failure to embrace a leading online strategy and instead to obstinately focus on its outdated “brick and mortar” strategy could have a substantial negative effect on OneMain’s shareholders. Large size doesn’t always mean strength. Large size can lead to inefficiency, inability to adapt quickly, excessive and wasteful cost structures, lethargy and a false sense of superiority. If OneMain had an existing effective online strategy, was paying dividends and had record high share prices, IEG Holdings would not even consider launching its tender offer. However, the reality is just the opposite. OneMain has never paid – and appears to have no plans to pay – a dividend to shareholders (despite having annual executive compensation totaling over $40 million for only 8 executives), and OneMain shares hit a record low closing price of $16.90 in November 2016. IEG Holdings believes that without urgently slashing OneMain’s redundant excessive costs and correcting its defective online strategy, OneMain potentially could be entering into a death spiral, with its customer base plundered by lean-cost online platforms.”

IEG Holdings directly and specifically refutes the following OneMain assertions made in its Schedule 14D-9:

The consideration offered by IEG Holdings is not only adequate, but attractive. In our view, the offer reflects the current underlying value of OneMain.

This is not a lowball offer, and, in the opinion of IEG Holdings, values OneMain appropriately, considering, among other things, the value of business combination synergies and OneMain’s falling share price trend. Without the swift and substantial changes to OneMain’s business model proposed by IEG Holdings, we believe that OneMain’s value will diminish further. This highlights the urgency in completing this tender offer as soon as possible, while there is still time to save OneMain from continuing to pursue its flawed and visionless “brick and mortar” strategy.

IEG Holdings has a current market capitalization of $72.9 million with no debt.

The closing stock price of IEG Holdings shares has already increased by 37.6% in the first three trading days since the offer was launched. We strongly refute OneMain’s assertion regarding the value of the consideration and assert that the consideration offered by IEG Holdings is of substantial value.

IEG Holdings expects a small net profit and a positive operating cash flow position for Q1 2017.

As previously announced, IEG Holdings expects a small net profit and a positive operating cash flow position for the three months ending March 31, 2017. IEG Holdings continues to be very confident in its short- and long-term prospects, and plans to pay a dividend in April 2017.

There is significant strategic rationale for combining IEG Holdings and OneMain.

IEG Holdings believes it is the most logical acquirer of OneMain. Unlike the majority of online-only lenders, IEG Holdings has 19 individual state lending licenses and operates in a manner similar to a traditional state-regulated lender like OneMain, but utilizes its online platform to avoid the unnecessary and significant “brick and mortar” costs.

Key Benefits of Combining IEG Holdings and OneMain Include:

●	Significant business synergies from combining the two businesses, including estimated cost savings of at least $1 billion per year from transforming the OneMain “brick and mortar” business model to IEG Holdings’ 100% online only distribution business model, resulting in the closure of over 1,700 OneMain offices, termination of over 11,000 employees, substantial cuts in advertising/marketing costs and other significant cost cutting measures, including cut in the Chief Executive Officer’s annual base salary to $1 per year and reduction in aggregate annual executive compensation by at least $40 million; and

●	Improvement in combined business from rebranding of “OneMain” to “Mr. Amazing Loans” brand, termination of low margin OneMain business segments with new focus on high margin unsecured loans to near prime clients, focus on refinancing of existing high quality OneMain customers and termination of lending to sub-prime OneMain customers with FICO score of less than 600 to reduce OneMain loss levels.

The prudent and thoughtful business changes proposed by IEG Holdings would fundamentally overhaul OneMain and increase shareholder value.

The business changes proposed by IEG Holdings are not reckless. In fact, IEG Holdings believes the changes are necessary in order for OneMain’s business to survive in the internet age. IEG Holdings believes that it is OneMain’s Board and management that are being reckless by failing to transition OneMain’s business model to a predominantly online model. Unlike OneMain, IEG Holdings does not believe that OneMain’s major value lies in its physical assets and human resources, and instead believes that OneMain’s customer base is the true source of its value. The proposed changes would not radically change the core business of OneMain. Rather, the proposed changes would replace redundant costs with a modern, online platform.

IEG Holdings believes its proposal importantly provides a potential urgent “lifeline” to OneMain shareholders by providing an accelerated route to transition its outdated “Brick and Mortar” model into the Internet Age.

The offer is scheduled to expire at 12:00 Midnight Eastern time on Monday, February 6, 2017 unless the offer is extended or earlier terminated.

Consummation of the offer is conditioned upon satisfaction of certain customary conditions. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depository and exchange agent for the tender offer, Computershare Trust Company, N.A., prior to the expiration time of the offer will not be deemed to be validly tendered into the offer unless and until such shares underlying such notices of guaranteed delivery are delivered.

Complete terms and conditions of the offer are set forth in the Letter of Transmittal and other related materials and in the registration statement on Form S-4, which were filed initially by IEG Holdings with the SEC on January 5, 2017.

Copies of the Letter of Transmittal and other related materials are available free of charge from Georgeson LLC, the information agent for the offer. OneMain stockholders who have questions regarding the tender offer should contact the information agent at IEGH@georgeson.com or (800) 279-6913 (toll-free). Computershare Trust Company, N.A. is acting as depository for the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO containing a letter of transmittal and other documents relating to the tender offer. IEG Holdings or OneMain will mail these documents without charge to OneMain common stockholders. Investors and stockholders should read those filings carefully as they contain important information about the tender offer. These documents, as well as IEG Holdings’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at IEG Holdings’ website at www.investmentevolution.com. The information contained on the SEC’s and IEG Holdings’ websites is not incorporated by reference in this press release and should be considered to be a part of this press release. The letter of transmittal and related materials may also be obtained without charge by contacting Georgeson LLC, the information agent for the offer, at IEGH@georgeson.com or (800) 279-6913 (toll-free).

About IEG Holdings Corporation

IEG Holdings Corporation provides online unsecured consumer loans under the brand name, “Mr. Amazing Loans,” via its website, www.mramazingloans.com, in 19 US states. IEG Holdings offers $5,000 and $10,000 loans over a term of five years at a 19.9% to 29.9% APR. IEG Holdings plans future expansion to 25 US states by mid-2017. For more information about IEG Holdings, visit www.investmentevolution.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in IEG Holdings’ filings with the SEC. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond IEG Holdings’ control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects IEG Holdings’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. IEG Holdings assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Additional Information about the Offer and Where to Find It

This press release relates to the offer commenced by IEG Holdings to exchange for each outstanding share of common stock, $0.01 par value per share, of OneMain, two shares of IEG Holdings common stock. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, OneMain common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4, each as filed with the SEC, and as each may be amended, relating to the offer and sale of shares of IEG Holdings common stock to be issued to holders of OneMain shares in the Offer (collectively, the “Exchange Offer Documents”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT IEG HOLDINGS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IEG Holdings at the contact below.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contact:

Company

Paul Mathieson

IEG Holdings Corporation

Chairman/CEO and Founder

info@investmentevolution.com

+1-702-227-5626